UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

WILLIAM LYON HOMES
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

552074 10 6
(CUSIP Number)

The William Harwell Lyon 1987 Trust
Richard M. Sherman, Jr., Trustee
c/o Irell & Manella LLP
Newport Beach, California 92660
(949) 760-0991

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 12, 2002
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 552074 10 6	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). THE WILLIAM HARWELL LYON 1987 TRUST

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 1,749,259 Shares

8.	SHARED VOTING POWER 0 Shares

9.	SOLE DISPOSITIVE POWER 1,749,259 Shares

10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,259 Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18% as November 12, 2002 (based on 9,725,247 shares of Common Stock outstanding as of November 12, 2002)

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 552074 10 6	13D	Page 3 of 4 Pages

AMENDMENT NO. 1 TO
SCHEDULE 13D

The information in the cover pages and these statements relate to the disclosures made in the Schedule 13D filed with the Securities and Exchange Commission by The William Harwell Lyon 1987 Trust on April 5, 2002 (the “Schedule 13D”) and constitutes Amendment No. 1 thereto (the “Amendment”). Capitalized terms used herein and not defined shall have the meanings set forth in the Schedule 13D.

ITEM 3:    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended by adding the following:

As of the date of this Amendment, the Reporting Person’s percentage ownership of the Common Stock of the Company increased to 18.0% from the 17.1% previously reported on the Schedule 13D due to the decrease in the number of shares of Common Stock outstanding from the date of the Schedule 13D to the date of this Amendment.

ITEM 4:    PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the following:

The increase in the Reporting Person’s percentage ownership of Common Stock of the Company reported in this Amendment is due solely to the decrease in the number of shares of Common Stock outstanding as a result of the repurchase of shares by the Company in accordance with its share repurchase program.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)  The Reporting Person is the beneficial owner of 1,749,259 shares of Common Stock, which represents approximately 18.0% of the Common Stock outstanding as of November 12, 2002 (based on 9,725,247 shares of Common Stock outstanding on November 12, 2002).

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The beneficiary of the Reporting Person, William H. Lyon, is the son of William Lyon, who is a director, shareholder and chief executive officer of the Company. Other than the foregoing, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to the Common Stock that are required to be disclosed herein.

CUSIP NO. 552074 10 6	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated	as of November 12, 2002
The William Harwell Lyon 1987 Trust

/s/  RICHARD M. SHERMAN, JR.
By:  Richard M. Sherman, Jr., Trustee